LEAD INVESTOR



Richard B Feldmann Angel Investor

Oxygen therapy has been a huge part of medical treatment, but little has been done to improve it over the last few decades. The founder, Lon Aylsworth has made it his mission to modernize the understanding and delivery of oxygen. The design improvements are revolutionary and brilliant, but you also wonder why no one ever took this approach before. We are all looking forward to the breakthroughs that will come as a result of this new approach to oxygen therapy.

Invested $24,000 this round & $600,000 previously